

August 27, 2010

Via U.S. Mail

Roy C. Montgomery
Chief Executive Officer
SpeedSport Branding, Inc.
6141 Quail Valley Ct.
Riverside, CA 92507

> **Re:** **SpeedSport Branding, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 10, 2010**
> **File No. 333-155318**

Dear Mr. Montgomery:

We have reviewed your responses to the comments in our letter dated August 6, 2010 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

General

1. We note your response to our prior comment 3 and reissue in part. Your updated fiscal years, numbers, and percentages on page 6 of your summary section and on pages 28, 30, and 31 of the MD&A section do not appear to be correct. Please revise or advise.

2. We note your response to our prior comment 9 and reissue. Please refer to pages 27, 29 and 30. Your narrative discussion should not merely repeat numerical changes for the increase or decrease in line items, but should be expanded to discuss the various components of each item. Refer to Instruction 4 to Item 303(a) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 37

3. We note your response to our prior comment 13 and reissue. The amounts shown here for debt incurred by you to related parties, as well as shares issued to related parties in debt repayments, do not appear to match the amounts shown in note 2 related party transactions section, in your financial statements. Please revise or advise.

4. We note your response to our prior comment 14; however, please revise to include Specialty Rentals, LLC's shares in certain relationships and related transactions and recent sales of unregistered securities sections of your registration statement or advise.

Note 1. Organization, Operation and Summary, page F-6

5. We note your response to our prior comment 19 and reissue. Please revise your disclosure in the first sentence on page F-7 relating to your design and assembly of "motorsport racecars for [your] own use" or advise.

Age of Financial Statements

6. We note that you provided financial information for March 31, 2010. Please continue to consider the financial statement updating requirements as set forth in Rule 8-08 of Regulation S-X. Related financial information, such as MD&A should also be updated to include the interim period results. Please refer to Rule 8-03 of Regulation S-X for the requisites of the interim financial statements.

Exhibit 5.1 Legal Opinion

7. Please revise the legal opinion to reference Form S-1 filed on November 12, 2008, as amended.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Stanley M. Moskowitz, Esq.
         via facsimile (858) 523-0444